UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Harris Interactive Inc.

(Name of Subject Company)

Prime Acquisition Corp.

a wholly owned subsidiary of

Nielsen Holdings N.V.

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

414549105

(Cusip Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

85 Broad Street

New York, New York 10004

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Maripat Alpuche

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$127,280,947	$16,393.79

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $2.04, the per share tender offer price, by (b) the sum of (i) 58,300,145, the number of outstanding shares of Harris Interactive common stock (including 1,482,350 restricted shares) plus (ii) 4,023,922, the number of shares of Harris Interactive common stock subject to issuance pursuant to stock options that have a per share exercise price that is less than $2.04 plus (iii) 68,554, the number of shares of Harris Interactive common stock subject to purchase rights under Harris Interactive’s 1999 Employee Stock Purchase Plan and 2007 Employee Stock Purchase Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of January 14, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,072.71	Filing Party: Nielsen Holdings N.V. and Prime Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: December 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on December 10, 2013 by (i) Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands and (ii) Nielsen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) and attached to such shares of Common Stock, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.04 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase (and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase), the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed as Exhibit (a)(1)(iii) to the Schedule TO, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees filed as Exhibit (a)(1)(iv) to the Schedule TO, are each hereby amended by:

Inserting the following additional paragraph after (A) (i) the sixth paragraph on the first page of the Offer to Purchase, (ii) the last paragraph of the provision entitled “Price Offered Per Share” in the Summary Term Sheet in the Offer to Purchase, (iii) the fifth paragraph of the response to the question “How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?” in the Offer to Purchase, (iv) the fifth paragraph of the response to the question “Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?” in the Offer to Purchase and (v) the seventh paragraph of Section 1 — “Terms of the Offer” in the Offer to Purchase, (B) the fifth paragraph on the third page of the Letter of Transmittal, (C) the fifth paragraph of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and (D) the fifth paragraph of the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

“On January 16, 2014, the World Wide Cash Adjusted Amount was finally determined to be $11,483,790, as a result of which, pursuant to the terms of the Merger Agreement, the Offer Price is adjusted to be $2.04 per Share. On January 17, 2014, we, Nielsen and Harris Interactive issued a joint press release announcing that pursuant to the terms of the Merger Agreement the Offer Price has been increased to $2.04 per Share. Since the Offer Price has been adjusted and the date the Offer was scheduled to expire is less than ten (10) business days following the press release announcing such adjustment, Nielsen and Purchaser have extended the expiration of the Offer until 12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 P.M., New York City time, on January 31, 2014), unless the Offer is further extended pursuant to and in accordance with the terms of the Merger Agreement. As of 5 p.m. on January 16, 2014, approximately 1.3 million Shares have been tendered pursuant to the Offer. The joint press release announcing the increased Offer Price and the extension of the expiration of the Offer is filed as Exhibit (a)(5)(iii) to the Schedule TO.”

Inserting the following additional paragraph after the last paragraph of the provision entitled “Procedure for Determination of any Adjustments to the Offer Price” in the Summary Term Sheet in the Offer to Purchase,

“On January 16, 2014, the World Wide Cash Adjusted Amount was finally determined to be $11,483,790, as a result of which, pursuant to the terms of the Merger Agreement, the Offer Price is adjusted to be $2.04 per Share. On January 17, 2014, we, Nielsen and Harris Interactive issued a joint press release announcing that pursuant to the terms of the Merger Agreement the Offer Price has been increased to $2.04 per Share as described above in the last paragraph of the provision entitled “Price Offered Per Share”.

The Offer to Purchase (and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase), the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are each hereby amended by:

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, on January 29, 2014 (one minute after 11:59 P.M., New York City time, on January 29, 2014)” with the following:

“12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 P.M., New York City time, on January 31, 2014)”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(iii)	Joint Press Release issued by Prime Acquisition Corp., Nielsen Holdings N.V. and Harris Interactive Inc., dated January 17, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2014

PRIME ACQUISITION CORP.

By:	/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	President

NIELSEN HOLDINGS N.V

By:	/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	Chief Legal Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 10, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement as published in the Investor’s Business Daily on December 10, 2013.*

(a)(5)(i)	Transcript of a webcast regarding announcement of the Merger Agreement (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(a)(5)(ii)	Email to employees of Harris Interactive Inc. (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(a)(5)(iii)	Joint Press Release issued by Prime Acquisition Corp., Nielsen Holdings N.V. and Harris Interactive Inc., dated January 17, 2014.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated November 25, 2013, by and among Harris Interactive Inc., Nielsen Holdings N.V. and Prime Acquisition Corp. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)*

(d)(2)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Al Angrisani (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(3)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Howard Shecter (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(4)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(5)	Confidentiality Agreement, dated June 28, 2013, between Harris Interactive Inc. and The Nielsen Company (US), LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.